January 30, 2006

VIA FEDEX
Jorge Bonilla
Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mail Stop 4561

Cyberads, Inc. Form 10-KSB for year ended December 31, 2004 Forms 10-QSB for the quarter ended March 31, 2005

Dear Mr. Bonilla:

        On behalf of the referenced registrant, we are responding to your comment letter of June 30, 2005. The registrant responds to your comments in the order in which they appeared in your letter. Enclosed with letter are the following:

o	Form 10-KSB for the year ended December 31, 2004,as amended;
o	Form 10-QSB for the fiscal quartered March 31, 2005; June 30, 2005;and September 30, 2005, respectively;
o	Correspondence from Timothy L. Steers to the registrant (referred to in this letter as the “Auditor’s Letter”).

Form 10-KSB/A Item 8A-Controls and Procedures

        1.        With respect to the review of the effectiveness of disclosure controls and procedures, the registrant has only two full-time employees at this time, namely, its President and Chief Executive Officer, Jeff Criswell, and its Chief Financial Officer, Walter Tatum. As a result, all transactions involving the registrant’s business are conduct by either or both of these gentlemen. All information gathering for events or transactions requiring disclosure are conducted by these gentlemen directly. They review all reports requiring certification. All press releases and investor relations information are passed on by Mr. Tatum to assure consistency with periodic reports and web postings. Inasmuch as Mr. Criswell and Mr. Tatum are in daily communication, and no other persons are involved in the disclosure controls process, the registrant concluded that the mechanisms in place are effective.

Jorge Bonilla
Senior Staff Accountant
January 30, 2006

Report of Independent Auditor’s Page F-2

        2, 3 & 4. We refer you to the Auditor’s Letter for a description of the amendments made in response to this comment. The auditor’s report has been revised in compliance with your comment and is included in the amended report on Form 10-KSB enclosed herewith.

Note 1 Business and Summary of Significant Accounting PoliciesPrinciples of Consolidation Page F-9

        5.        The registrant has revised Note 1 as required by this comment. Please see the attached Auditor’s Letter and the attached 10-KSB, as amended.

Note 9 Commitments and Contingencies Page F-14

        6.        The registrant has included revised Note 9 in the amended 10-KSB, in response to this comment. Please see the attached Auditor’s Letter.

Note 10 Capital stock transactions, Page F-15

        7.        Please see the Auditor’s Letter for a summary of the registrant’s response to this comment. Note 10 has been revised accordingly.

        8.        Please see the Auditor’s Letter for a summary of the registrant’s response to this comment. The restatement of the balance sheet appears on page F-3 and the last paragraph of Note 10 has been revised, accordingly.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 10.

        9.        The registrant has made revisions in response to this comment, as noted in the Auditor’s Letter.

Item 3 - Controls and Procedures - page 11

        The reference to September 30, 2004 was a typographical error. The evaluation was made as of March 31, 2005. The enclosed amended Form 10-QSB has been amended in accordance with this comment.

Jorge Bonilla
Senior Staff Accountant
January 30, 2006

        The reports on Form 10-QSB for the fiscal quarters ended June 30, 2005 and September 30, 2005, both of which are enclosed, have been amended in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in response to your comments on the Form 10-QSB for the quarter ended March 31, 2005.

        If you have any questions or further comments, please advise.

Very truly yours,

/s/ ROBERT C. LASKOWSKI

Robert C. Laskowski

/rcl
enclosures